WILLIS GROUP HOLDINGS PUBLIC LIMITED COMPANY
c/o Willis North America, Inc.
One World Financial Center
200 Liberty Street
New York, NY 10281
August 17, 2011
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Cecilia D. Blye

RE:	SEC Letter dated July 11, 2011 Willis Group Holdings Plc Form 10-K for Fiscal Year Ended December 31, 2010 Filed February 28, 2011 File No. 001-16503
Dear Ms. Blye:
On behalf of Willis Group Holdings Public Limited Company, an Irish company (the Company), please find the Company’s response to the Securities and Exchange Commission’s (the Commission) July 11, 2011 letter to Michael K. Neborak, Group Chief Financial Officer in reference to the above Annual Report. For references purposes, the Staff’s comments are reproduced below with the Company’s responses immediately following.
1.	Comment: Please update us on your direct and indirect contacts with Iran, Syria and Sudan since your letters to us of March 28, 2007, May 30, 2007 and July 26, 2007. We note October 2007 and July 2008 news articles stating that you stopped doing business with Iran and Sudan in October 2007 but also note an October 2009 news article stating that you were resigning, in 2009, as an insurance broker for the National Iranian Tanker Corp. Please tell us whether you have contractual and/or legacy obligations which require you to continue to do business in Iran and Sudan. Your response should describe any products or services you have provided into the referenced countries, directly or indirectly, since your letters to us, and any agreements, commercial arrangements, or other contacts you have had with the governments of Iran, Syria or Sudan or entities controlled by these governments.

     Response:
Summary
As discussed more fully below, the Company continues to adhere to its policy of not accepting governmental and non-governmental Iranian-owned and Sudanese-owned clients and currently does business with no such clients. Similarly, the Company does not maintain an office or other physical presence in Iran or Sudan and the Company has no current plan to abandon either of these policies. Since 2007, the Company’s non-US subsidiaries have earned, in the aggregate, approximately $2,040,000 in connection with the services they have provided to Iranian and Sudanese-owned business as part of the orderly termination of such business. This amount constitutes less than 0.0002% of the Company’s revenues since 2007. In addition, as described to the Commission in 2007, the Company’s non-US subsidiaries (and in the case of Syria only, some US subsidiaries) continue to provide services to clients who may have insurable interests in these countries. All such business is conducted in accordance with applicable law. These activities are not quantitatively material to the financial statements of the Company and its subsidiaries and we do not believe that these activities are likely to be viewed by investors as qualitatively material. Finally, as discussed more fully below, the October 2007, July 2008 and October 2009 news articles to which the Commission referred to in its July 11, 2011, letter are based on some factual inaccuracies. The Company’s practices in actuality are consistent with the Company’s above-stated policy concerning Iran and Sudan.
Company Overview
As disclosed in the Company’s periodic filings with the Commission, the Company is a leading global insurance broker and provides, through its subsidiaries around the world, insurance brokerage, reinsurance and risk management consulting services to clients located worldwide. The Company and its subsidiaries have approximately 17,000 employees around the world operating in approximately 100 countries. In 2010, the Company and its subsidiaries’ revenues were just over $3.3 billion with assets valued at $15.8 billion. For the six months ended June 30, 2011, the Company’s revenues were $1.9 billion.
The Company’s clients include major multinational and middle-market companies in a variety of industries, as well as public institutions and individual clients. These clients are engaged in a broad spectrum of commerce, industry and other sectors including, but not limited to, construction, energy, marine and aviation services, financial services, NGOs (non-governmental organizations) and charitable sectors, as well as manufacturing and retail. In its capacity as an advisor and broker, the Company acts as an intermediary between its clients and the insurance and reinsurance carriers by advising its clients on their risk management requirements, helping its clients determine the best means of managing risk, and negotiating and placing insurance risks with insurance or reinsurance carriers through its global distribution network. The types of insurance the Company and its subsidiaries provide advice on and place on behalf of its clients is likewise broad and includes, but is not limited to: property and casualty insurance, employee benefits insurance, aviation hull and liability policies, financial insurance coverages (such as directors and officers liability insurance, and professional indemnity, credit, crime, bankers bond and political risk insurance), marine coverage including hull, liability and cargo, and personal lines insurance and risk-related policies such as special contingency risk, personal accident and product liability coverage, and many more.
The News Articles Referenced In Your Letter
At the outset, in its July 2011 letter, the Commission refers to three news articles concerning the Company’s business dealings with Iran and Sudan. As set forth below, the articles are not inconsistent with the Company’s previously articulated 2007 decision to begin an orderly termination of that business.
     The October 2007 and July 2008 Articles
Your letter referred to an October 2007 Best’s Insurance News article. At the time that article appeared, it correctly reflected that the Company was “phasing out” its business with Iranian and Sudanese clients. As discussed below and in our 2007 letters, because of the nature of our business, the Company was unable to resign from its accounts immediately, but rather began an orderly withdrawal from that business. The July 2008 Best’s Insurance News article appears to have relied on the October 2007 publication date of the first article in stating that the Company stopped doing business in Iran “last October [2007].” In any event, as the Commission is aware, the Company formally decided to stop doing business with Iranian and Sudanese clients in March 2007, as the Company informed the Commission in its letter of March 28, 2007, and began an orderly termination of that business at that time, not in October of 2007.
     The October 2009 Article
The October 2009 Tradewinds article to which the Commission refers states that the Company “had just renewed NITC’s [National Iranian Tanker Company’s] hull cover in the London market” when it resigned the account. As described in more detail later in this letter, we assume this refers to the May 2009 placement by one of the Company’s non-US subsidiaries, of an insurance policy on behalf of a Cypriot company. After placing the policy, the Company learned that NITC owned the Cypriot company and promptly resigned from the account in June 2009. The Company did not accept any compensation for the placement of the policy.
Iran and Sudan
     Termination of direct business with Iran and Sudan
As the Commission is aware, the Company explained in a series of letters between March and July 2007 that it did not, and would not, maintain an office or other physical presence in Iran or Sudan and that it would voluntarily cease doing business with governmental and non-governmental Iranian-owned and Sudanese-owned businesses. As we explained at the time, because the Company’s non-US subsidiaries were in the midst of insurance renewals for a number of Sudanese and/or Iranian clients, the Company was unable to terminate those relationships immediately. Instead, we articulated that we would commence an orderly termination of the business. We also explained that the orderly termination of services for Iranian and Sudanese clients would require the Company’s non-US subsidiaries to provide services related to those clients’ insurance policies (for example claims handling and accounting activities) both during and after the expiration of those policies (legacy services). Any such renewal business and/or servicing activities required during the balance of (or after) the policy period, we explained, would continue to be provided by non-US subsidiaries of the Company in accordance with applicable law.
As described above, the Company continues to adhere to its policy of not accepting governmental and non-governmental Iranian-owned and Sudanese-owned clients and currently does business with no such clients (other than providing legacy services, described below), nor does the Company maintain an office or other physical presence in Iran or Sudan. The Company has no current plan to abandon either of these policies.
As to the orderly termination of business, all of the policies that the Company’s non-US subsidiaries renewed in 2007 for Iranian and Sudanese clients expired in 2008 except for one two-year policy one of the Company’s non-US subsidiaries placed on behalf of the NITC which expired in 2009. When these policies expired, the Company did not renew with these clients although there has been, as disclosed in our 2007 letters, some post-policy legacy servicing. The legacy servicing involves accounting-related activities (e.g. the invoicing and collection of original and additional premium, processing of return premium, and the billing of outstanding legacy commission) and legacy claims handling. As a matter of insurance industry practice, broker remuneration is normally earned at policy inception (although it may be received at a later date) and, other than a fee for some legacy claims work (called “average adjustment”), described below, the Company would not anticipate receiving (and has not received) any additional fee for the legacy servicing of this terminated business.
With respect to NITC, one of the Company’s non-US subsidiaries performed average adjustment services with respect to two claims prior to the expiration of the policy in 2009 and average adjustment services in 2009 after the policy expired regarding one claim that occurred prior to the policy’s expiration. Average adjustment is the technical calculation of the cost of damage to, or the loss of, a ship, requires specialized marine insurance expertise and is normally provided for an additional fee. Consequently, in addition to the legacy revenue figures below, the Company’s non-US subsidiary received a total of $69,200 in fees for these average adjustment services.
The Company earned a total aggregate sum of approximately $1,840,000 in connection with the placement and renewal of the expiring policies for the terminated Iranian business. This amount constitutes less than 0.0002% of the Company’s revenues from 2007 to the present. The Company earned a total aggregate sum of approximately $200,000 in connection with the placement and renewal of the expiring policies for the terminated Sudanese business. This amount constitutes less than 0.00002% of the Company’s revenues from 2007 to the present.
In addition, as briefly described above, in May 2009, one of the Company’s non-US subsidiaries placed an insurance policy on behalf of a Cypriot company. After further review of the Cypriot company’s ownership structure, the Company learned that NITC owned the Cypriot company. Upon learning of NITC’s ownership, the Company’s non-US subsidiary promptly resigned the account in June 2009 and accepted no remuneration for placing the policy.
Finally, in the course of reviewing information in preparing the Company’s response to the Commission’s July 2011 letter, the Company learned that one of its non-US subsidiaries provided average adjustment services for the Cypriot company with respect to a single claim that occurred in September 2009. It appears that an employee of a non-US subsidiary accepted this work, notwithstanding the Company’s policy regarding such business. It is not clear that the employee understood that the client was not a Cypriot company. In any event, all of the services the Company’s non-US subsidiary provided to this company were performed in accordance with applicable law, although they may have run afoul of the Company’s policy to discontinue this work. The Company is investigating further. The Company’s non-US subsidiary earned $18,754 for these services. The Company will provide no further services for this company in adherence to its policy.
All of the foregoing services were — and to the extent legacy work continues are — handled by the Company’s non-US subsidiaries in accordance with applicable law.
     Indirect business with Iran and Sudan
The Company explained in its 2007 letters that many of its non-US clients include major non-Iranian and non-Sudanese multinational and middle-market companies in a variety of industries, as well as non-Iranian and non-Sudanese public institutions and individuals. The Company’s non-US subsidiaries provide these clients with services typically provided by an advisor and broker, including providing advice and assistance in managing risk and negotiating and placing insurance risks with insurance or reinsurance markets around the world. As we described in 2007, sometimes these services are provided to the client on a generalized, global basis without necessarily focusing on each specific country in which a given company may provide services or have a facility. On some occasions this may include the Company’s non-US subsidiaries obtaining global insurance coverage or providing other services in connection with a company’s world-wide assets and employees and may incidentally include assets and/or employees in Iran or Sudan. This could also include placing insurance with local insurance companies if required by local law and then providing reinsurance coverage to the local insurance company.
The Company’s non-US subsidiaries continue to engage in business of this type on behalf of non-Iranian and non-Sudanese companies. These activities are done solely for the purpose of servicing non-Iranian and non-Sudanese clients and any such services are provided by non-US subsidiaries of the Company in accordance with applicable law.
In addition, where a client of one of the Company’s subsidiaries has a valid OFAC license from the United States government or is operating under an OFAC exemption, the Company’s US and non-US subsidiaries may place insurance from time to time on behalf of US clients that cover those clients’ risks in Sudan or Iran. Such clients may be serviced by both the Company’s US and non-US subsidiaries in accordance with applicable law.
Finally, some of the Company’s non-US subsidiaries have clients that are non-Iranian and non-Sudanese-owned or controlled businesses within OFAC’s definition of Iranian owned and controlled businesses and businesses owned or controlled by the Government of Sudan (see, e.g., 31 C.F.R. §§560.313; 538.305). There are several instances in which a non-Iranian or non-Sudanese client of one of the Company’s non-US subsidiaries involve Iranian or Sudanese individuals or entities that have a minority, non-controlling ownership or financial interests in the client. All such business is handled by the Company’s non-US subsidiaries in accordance with applicable law. The total revenue the Company’s non-US subsidiaries have earned in connection with this type of business since 2007 is approximately $1,650,000. This amount constitutes less than 0.0002% of the Company’s revenues from 2007 to the present.
Syria
In 2007, the Company explained that it had non-Syrian clients with insurable risks in Syria that could be covered under insurance policies the Company’s subsidiaries had placed on behalf of those non-Syrian companies. The Company’s subsidiaries continue to have such clients and provide them with these types of services. In addition, one of the Company’s non-US subsidiaries is a wholesale insurance broker placing into the London market. One client of that wholesaler is an unaffiliated Italian insurance broker who placed a marine policy on behalf of a Syrian client of the Italian broker. Consistent with insurance market practice, and as a matter of contract law, the originating Italian broker is the Company’s client, not the underlying insured. The Company’s non-US subsidiary deals only with the Italian insurance broker, not the underlying insured. This arrangement has been in place since July 2007 and since then the Company earned a total of approximately $130,000 in commission from the Italian broker.
In addition, the Company’s subsidiaries provide to non-Syrian businesses and individuals the types of service that they provide to non-Iranian and non-Sudanese businesses and individuals (described on page 5, above, and in our letters of 2007) which may cover risks and/or operations of non-Syrian businesses and individuals in Syria (e.g., providing services to a non-Syrian client on a generalized, global basis without necessarily focusing on each specific country in which a given company may provide services or have a facility; obtaining global insurance coverage or providing other services in connection with a company’s assets and employees around the world which may incidentally include assets and/or employees in Syria; and/or placing insurance with local insurance companies if required by local law and then providing reinsurance coverage to the local insurance company).
All of the foregoing business activities are provided in accordance with applicable law.
2.	Comment: Please discuss the materiality of your contacts with Iran, Syria and Sudan described in response to the foregoing comment and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Syria and Sudan.
     Response:
The Company has considered both quantitative and non-quantitative factors, such as the impact of such business activities on the Company’s reputation and share value, with respect to its business activities in Iran, Sudan, and Syria, as described above. The activities are not quantitatively material to the financial statements of the Company and we do not believe these activities are likely to be viewed by investors as qualitatively material. From 2001 through present, the Company’s shares have traded on The New York Stock Exchange. In addition, as of June 3, 2011, over $2.0 billion in principal amount of debt securities of the Company and its subsidiaries are widely held by a variety of institutional and individual investors. Given the limited amount of revenues generated by the Company which could be attributed to any risks associated with Iran, Sudan and Syria, the indirect nature of the insurance coverage related to Iran, Sudan and Syria and the de minimis nature of the Iranian, Sudanese and Syrian activities of those clients relative to the worldwide operations of those clients, the Company believes that investors are not likely to view this as important in making an investment decision regarding the Company’s securities.
The Company is aware of the legislation and guidelines referred to by the Staff that have been adopted by certain states and organizations permitting or requiring divestment from, or reporting of interest in, companies that do business with certain US designated state sponsors of terrorism. We do not believe that such legislation has, to date, had a material impact on our reputation or share value. We will continue to monitor the status of this legislation, as well as legislation proposed, but not yet enacted by several other states, and whether it may have any material impact on the Company and its security holders.
It is the Company’s practice to consult with and obtain legal advice from outside counsel experienced in matters of United States law relating to sanctions, embargoes and similar restrictions regarding countries that may be viewed as state sponsors of terrorism or be otherwise subject to trade restrictions.
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The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings; Commission staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please do not hesitate to contact me at (212) 915-8899 (facsimile: (212) 519-5497) with any questions or further comments.

Sincerely,
/s/ Adam G. Ciongoli
Adam G. Ciongoli Group General Counsel

cc:	Jeffrey Riedler Jennifer Hardy

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